Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 4 DATED APRIL 19, 2017
TO THE PROSPECTUS DATED MAY 2, 2016

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 2, 2016 as supplemented by Supplement No. 1, dated March 21, 2017, Supplement No. 2, dated April 3, 2017 and Supplement No. 3, dated April 14, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose information about our entry into an amendment to the Advisor RSU Agreements.
Entry into an Amendment to the Advisor RSU Agreements
Previously, we and our operating partnership entered into Restricted Stock Unit Agreements (the “Agreements”) with our Advisor. Pursuant to the terms of the Agreements, we granted our Advisor a total of 842,172 restricted stock units (“Company RSUs”), in return for offsets of future advisory fees and expenses. Each Company RSU will, upon vesting, entitle the Advisor to one Class I share of our common stock. On April 13, 2017, we entered into an amendment to the Agreements pursuant to which the Advisor agreed that 208,066 of the Company RSUs originally granted under the Agreements would not vest (the "Relinquished RSUs"). Because the underlying shares will not vest and be delivered to the Advisor, no offset of advisory fees and expenses otherwise payable from the Company to the Advisor will occur with respect to the Relinquished RSUs.  However, in consideration for the Advisor's agreement, we agreed to reduce future offsets of advisory fees and expenses in connection with vesting and settlement of other Company RSUs by $33,257, which amount reflects an increase in net asset value per Class I share since the grants of certain of the Relinquished RSUs.